Report January – December and Q4 2007

08001193

February 26, 2008
6:30 am (GMT), 7:30 am (CET)

682-03209

SUPPL

Another year of excellent results driven by strong underlying performance in all businesses

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
619	492	394	25	EBIT	2,184	2,061	6
625	688	561	23	Clean EBIT	2,377	2,257	5
517	318	295	8	Net income after minorities	1,579	1,383	14
489	408	411	(1)	Clean net income after minorities	1,649	1,521	8
1.73	1.07	0.99	8	EPS in EUR	5.29	4.64	14
1.64	1.37	1.38	(1)	Clean EPS in EUR	5.52	5.10	8
443	498	295	69	Cash flow from operations	2,066	2,027	2
–	–	–	n.a.	Dividend per share in EUR	1.25 [1]	1.05	19

[1] Proposal to the 2008 AGM

- **Record financial performance in 2007: Clean EBIT increased by 5% to EUR 2,377 mn; clean net income up by 8% to EUR 1,649 mn; dividend to be increased by 19% to EUR 1.25 per share**

- **Clean EBIT for Q4/07 of EUR 688 mn up 23% versus Q4/06; Petrom contributed EUR 237 mn, up 23%; Q4 clean net income at EUR 408 mn, down 1% on Q4/06 due to exceptionally high effective tax rate of 31%; clean EPS of EUR 1.37, down 1%; reported EPS up 8% to EUR 1.07**

- **Outlook 2008: We again expect to deliver robust earnings, supported by new field developments in the upstream, benefits of optimization programs in the downstream, further expansion of the international gas business and the gas logistics business and continued modernization at Petrom**

Wolfgang Ruttenstorfer, CEO of OMV

"In 2007 we again delivered a record financial result with a strong underlying operating performance across all businesses. Restructuring at Petrom is making good progress: We managed to stabilize the production in Romania in the course of this year and we are confident the benefits of the modernization efforts will become even more visible during 2008. Moreover, the petrochemical expansion in Burghausen as well as the restructuring project in Bayernoil will further enhance the value of our downstream business. In Gas, we benefited from higher volumes in transportation and storage and improved our marketing performance due to EconGas and higher results in Petrom. Our expansion in Turkey was a logical step in the implementation of our growth strategy along the European growth belt. In the wake of the ongoing consolidation in Central Europe we are convinced that the merger of OMV and MOL is a proposition that would generate high levels of synergies and secure long-term value growth for shareholders of both companies."

Content

Move & More. OMV

Directors' report (condensed, unaudited)

Financial highlights

Fourth quarter 2007 (Q4/07)

In Q4/07, OMV again experienced a favorable crude price environment. Brent continued to rise, exceeding last year's level by 48% on average, but the weaker USD burdened the upstream business. Refining margins recovered after the weak Q3/07 and exceeded Q4/06. The **Group's EBIT** of EUR 492 mn was 25% above the level of Q4/06. The EBIT contribution of **Petrom** was EUR 74 mn. **Net income from associated companies** fell behind Q4/06 reflecting the reduced Borealis at equity result due to a weaker margin environment. **Net income after minorities** of EUR 318 mn was 8% above last year's level. **Clean EBIT** rose by 23% to EUR 688 mn after excluding mainly net special charges for personnel costs, unscheduled depreciation, impairments and provisions for litigation in Romania. **Petrom's** clean EBIT contribution increased by 23% to EUR 237 mn. **Clean net income after minorities** was EUR 408 mn and **clean EPS after minorities** were EUR 1.37, 1% down on Q4/06.

In **Exploration and Production (E&P)**, clean EBIT increased by 34% compared to Q4/06 despite the negative impact of USD exchange rates, reflecting the favorable oil price environment and strong lifting activities. The Group's oil and gas production was 2% below Q4/06 at 323,000 boe/d, mainly due to lower volumes in Romania and the UK, which were not fully compensated by higher volumes in New Zealand, Yemen and Austria.

In **Refining and Marketing (R&M)**, clean EBIT was EUR (9) mn, substantially below the EUR 40 mn of Q4/06. The negative impact of two major refinery shutdowns (Burghausen and Petrobrazi) and weak petrochemical and marketing margins could not be offset by positive inventory effects. The high oil price had a negative effect on the costs of the own energy consumption.

In **Gas**, clean EBIT was up by 61%, mainly due to the strong contribution of EconGas and also supported by Petrom and the strong logistics business. In addition to the good results at the storage business and increased transport capacity sold, Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H. was included for the first time in the consolidated result.

January – December 2007

The Brent price in USD in 2007 was 11% higher than last year. Overall, the Group generated the fifth record financial performance in a row, with EBIT and net income clearly above last year's levels. The **Group's EBIT** of EUR 2,184 mn was 6% above the level of 2006; the EBIT contribution of **Petrom** amounted to EUR 581 mn, a decline by 14% compared to 2006. The increase in **net income from associated companies** reflects the good performance of Borealis and the inclusion of the stake in Petrol Ofisi. **Net income after minorities** of EUR 1,579 mn was 14% above last year's level. **Clean EBIT** was 5% above last year's level, at EUR 2,377 mn after excluding net special charges relating to personnel costs, unscheduled depreciation and retail network optimisation, litigation provisions and special income from asset disposals and provision. **Petrom's** clean EBIT contribution thus stood at EUR 708 mn, down by 13%. **Clean net income after minorities** was EUR 1,649 mn and **clean EPS** after minorities was EUR 5.52, 8% above 2006.

In **Exploration and Production,** clean EBIT was in line with last year's level. Generally higher price levels and higher production volumes mainly in New Zealand and Libya compensated for lower volumes of Petrom and the negative currency impact. The Group's oil and gas production stood at 321,000 boe/d, just 1% below last year.

In **Refining and Marketing,** clean EBIT increased by 3% compared to 2006, reflecting an overall stronger margin environment in bulk refining as well as the progress in Marketing, especially in Romania.

In **Gas**, clean EBIT was boosted by the full consolidation of EconGas (first included in Q4/06), better results in Petrom and the significant contribution from the logistics business, which was supported by increased storage utilization and higher transport capacity sold.

Significant events in Q4/07

In October, OMV established together with its consortium partners the company Adria LNG d.o.o. to build an LNG receiving terminal on the Croatian island of Krk. The new terminal will have an initial capacity of approximately 10 bcm per year.

In the E&P segment, a Memorandum of Understanding with International Petroleum Investment Company (IPIC) was signed on November 5, to pursue upstream projects in the Middle East, North Africa and the Caspian Region. In addition, on November 6, OMV acquired two exploration blocks in the Kurdistan Region of Iraq, covering an area of approximately 800 km².

On November 26, OMV signed an agreement with the Libyan Oil Corporation (NOC), revising and upgrading several of the existing petroleum contracts to the newly established EPSA IV contractual framework. The planned investments are aiming at securing and substantially increasing oil production in these areas over the next 30 years.

On December 4, OMV published an update on its position regarding the developments since the Declaration of Intent to combine OMV and MOL announced on September 25, 2007, including feedback from shareholders, and the next steps that OMV intends to take. OMV has begun litigation proceedings against MOL to preserve OMV's rights on certain matters.

In December, OMV and Slovakian oil and gas company NAFTA a.s. signed a long-term partnership agreement, with the goal to jointly explore the Slovak part of the Vienna basin, covering an exploration licence area of approximately 1,400 km². In addition, a Heads of Terms together with Abu Dhabi Oil Refining Company, Takreer, and Neste Oil of Finland was signed to jointly build a base oil plant in Abu Dhabi to produce sulphur free base oil.

In the Gas segment, OMV acquired a 5% equity stake in a projected LNG terminal in Rotterdam on December 18.

Outlook 2008

The main focus in 2008 will be group-wide cost saving programs and the continuing modernization of Petrom. The first results of the modernization efforts in E&P are now visible and we expect Romanian production volumes to increase in 2008. In the Petrom refineries, gradual improvements due to the current restructuring investments are expected, however it is likely that larger earnings improvements will not become visible until after the completion of the large investments in 2011.

We expect the main market drivers (crude price, refining margins and the USD/EUR exchange rate) to remain highly volatile throughout 2008. We assume average crude prices and the spread between Brent and Urals to be at similar levels to 2007, although with considerable short-term fluctuations. The average USD/EUR exchange rate for 2008 is estimated to be around the 2007 year-end level, while the RON is expected to depreciate against the EUR and the USD. We foresee refining margins slightly below the 2007 level.

E&P volumes, after a slight production decrease in 2007, are expected above last year's level. The development focus will be on New Zealand (Maari), Kazakhstan (Komsomolskoe), Yemen (Habban), Austria (Ebenthal and Strasshof) and Libya (several recent discoveries). In Romania, the well modernization program will continue, as will the efforts to further enhance production efficiency. Therefore growth in oil and gas production will mainly come from production start-ups in New Zealand and Kazakhstan in the second half of 2008 as well as increasing production performances in Yemen and Romania. One of the key initiatives in 2008 will be the integration of the recently acquired oil services business of Petromservice. Petrom is now in a position to directly control the modernization process of this business in order to increase quality and efficiency of the operations and to support the reduction of production costs. Overall industry cost inflation is expected to continue in a high oil price environment. However, actions to tighten cost control, the modernization program at Petrom and higher production quantities will help to improve OPEX in cost per unit terms.

In **R&M**, the restructuring of the Bayernoil refinery network is scheduled to be finalized in 2008. The refinery location Neustadt will be shut down in the summer for approximately one month and the site in Ingolstadt will be permanently closed in Q3/08, leading to a reduction of the annual refinery capacity in Bayernoil from 12 mn tons to 10.5 mn tons (thereof OMV share of 45%). The efficiency of the Bayernoil refinery network will be increased through the installation of a new hydrocracker which will enable an increase in the share of heavy crude input and at the same time an improvement of the product yield by increasing middle distillates and reducing heavy fuel oil. By the end of 2008, the share of heavy crude oil input in the Schwechat refinery should increase after commissioning of the thermal gasoil unit. Additionally, a further reduction of sulphur content in heating oil extra light down to 10 ppm will be achieved. Also in Burghausen the desulphurisation unit will

be rebuilt to achieve the same results. In order to strengthen the petrochemical location Burghausen in the long term the construction of the Ethylene-Pipeline-South in south Germany will continue. In Marketing, we expect a slightly better margin environment than in 2007. A continuously increasing demand for fuel is to be expected especially in the south-eastern EU countries, which should lead, in addition to the ongoing quality improvement of the filling station network, to increased sales and increasing non-oil business contribution.

In the **Gas** segment, the internationalization of the business activities will be further pursued. The focus will be on the extension of trading activities at international hubs and on growing the direct sales business. A further entry to new sales and trading markets within the European growth belt is being evaluated. This development is expected to be strengthened by the local presence of EconGas in Austria, Germany, Italy and Hungary as well as by the growth of Petrom's gas business in Romania. To satisfy the need for security of supply in Europe and also to support our growth strategy we will continue to diversify our supply base with LNG projects and our international logistic projects. In the logistics business, Austria's significance as the major Central European gas turntable is underpinned by the extension of transit pipelines, the rapid growth of the Central European Gashub (CEGH) and the planned storage projects. The Nabucco project, which is one of the key European energy infrastructure projects, further increases the importance of this turntable position. This pipeline aims at securing additional natural gas supply to Europe via a connection to the Caspian region and to the Middle East. An approval of the exemption – applied for at the national regulatory authorities as well as the European Commission – at terms and conditions acceptable for the Nabucco consortium and a successful open season together with resulting first transport contracts will be the basis for the final investment decision. Furthermore, the feasibility studies for the Adria LNG project are to be completed in the course of 2008. One of the major drivers of the strong growth in gas demand in Europe are gas fired power plants. We believe that additional value can be generated through the expansion of the gas value chain in the downstream business, and power projects are being pursued in Romania and in Germany to supply our refineries. The beginning of the construction of the power plant in Romania at Petrobrazi will be a milestone in 2008. To reflect these power activities, the Gas business segment will be renamed Gas and Power.

The activities and costs of **Petrom's corporate functions and services** were analyzed in 2007 – with the target of reducing complexity as well as cost. The internal service center Petrom Solutions, established in 2006, has been integrated into OMV Global Solutions, a group-wide service center. Activities performed through this service company will continue to be charged to the businesses. The costs that relate to pure corporate functions which are carried out at Petrom will now be reported separately in the Corporate and Other line starting with 2008, and will no longer be absorbed by the businesses.

Driven by our challenging growth targets, the continuing modernization of Petrom's operations and the general trend of increasing costs in the oil industry, **average annual investments** of approximately EUR 3 bn are planned until 2010. All investment decisions are taken on a value-based approach, which is essential if we are to meet our target of a 13% ROACE over the course of the business cycle, given average market indicators.

As MOL's largest shareholder, OMV is keen to reinstate the ability of MOL's shareholders to decide the future of the company. OMV therefore intends to propose several resolutions at the **Annual General Meeting of MOL** scheduled for April 24, 2008. These resolutions, summarised at page 22 of this quarterly report and described in more detail on our website www.omv.com, are aimed at increasing the transparency of the dealings of MOL's Board and ensuring that MOL complies with the best international corporate governance practice.

At a glance

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
5,139	5,728	5,156	11	Sales [1]	20,042	18,970	6
508	563	425	32	EBIT E&P	1,933	1,908	1
81	(119)	(44)	170	EBIT R&M	84	121	(30)
45	77	49	57	EBIT Gas	244	135	81
(15)	(29)	(35)	(18)	EBIT Corporate	(77)	(103)	(26)
619	**492**	**394**	**25**	**EBIT Group**	**2,184**	**2,061**	**6**
492	648	484	34	Clean EBIT E&P [2]	1,978	1,974	0
98	(9)	40	n.m.	Clean EBIT R&M [2]	224	219	3
50	79	49	61	Clean EBIT Gas [2]	250	135	85
(15)	(30)	(12)	160	Clean EBIT Corporate [2]	(76)	(71)	7
625	**688**	**561**	**23**	**Clean EBIT** [2]	**2,377**	**2,257**	**5**
725	514	444	16	Income from ordinary activities	2,412	2,156	12
608	354	321	10	Net income	1,843	1,658	11
517	318	295	8	Net income after minorities	1,579	1,383	14
489	408	411	(1)	Clean net income after minorities	1,649	1,521	8
1.73	1.07	0.99	8	EPS in EUR	5.29	4.64	14
1.64	1.37	1.38	(1)	Clean EPS in EUR	5.52	5.10	8
443	498	295	69	Cash flow from operating activities	2,066	2,027	2
1.48	1.67	0.99	68	CFPS in EUR	6.92	6.80	2
2,217	2,453	630	289	Net debt/(Net cash)	2,453	630	289
21	24	7	245	Gearing in %	24	7	245
942	1,087	587	85	Capital expenditures	4,118	2,518	64
–	–	–	n.a.	Dividend per share in EUR	1.25 [3]	1.05	19
–	–	–	n.a.	ROFA (%)	25	27	(8)
–	–	–	n.a.	ROACE (%)	16	18	(14)
–	–	–	n.a.	ROE (%)	19	20	(4)
35,926	33,665	40,993	(18)	OMV employees	33,665	40,993	(18)
30,472	28,233	35,813	(21)	thereof Petrom	28,233	35,813	(21)

[1] Sales excluding petroleum excise tax
[2] Adjusted for exceptional, non-recurring items
[3] Proposal to the 2008 AGM

Exploration and Production (E&P)

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
1.076	1.292	983	31	Segment sales	4.247	3.968	7
508	563	425	32	EBIT	1.933	1.908	1
16	(86)	(59)	44	Special items	(45)	(66)	(32)
492	648	484	34	Clean EBIT	1,978	1,974	0

Q3/07	Q4/07	Q4/06	Δ%	Key performance indicators	2007	2006	Δ%
29.2	29.8	30.2	(2)	Total hydrocarbon production in mn boe	117.2	118.4	(1)
317,000	323,000	329,000	(2)	Total hydrocarbon production in boe/d	321,000	324,000	(1)
15.1	15.4	15.5	0	Crude oil and NGL production in mn bbl	59.8	61.6	(3)
79.1	80.4	82.7	(3)	Natural gas production in bcf	321.6	317.6	1
74.75	88.45	59.60	48	Average Brent price in USD/bbl	72.39	65.14	11
68.04	81.90	54.28	51	Average realized crude price in USD/bbl	66.27	58.07	14
83.37	157.35	77.74	102	Exploration expenditure in EUR mn	331.29	200.48	65
50.99	113.03	85.43	32	Exploration expenses in EUR mn	221.20	170.91	29
13.51	14.21	11.30	26	OPEX in USD/boe	13.19	11.15	18

Thereof Petrom Group (included above)

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
232	185	196	(5)	EBIT	806	972	(17)
38	(77)	(67)	14	Special items	(21)	(49)	(58)
194	262	263	0	Clean EBIT	826	1,020	(19)

Q3/07	Q4/07	Q4/06	Δ%	Key performance indicators	2007	2006	Δ%
195,000	195,000	205,000	(5)	Total hydrocarbon production in boe/d	197,000	204,000	(4)
8.5	8.6	8.8	(2)	Crude oil and NGL production in mn bbl	34.0	35.6	(4)
1.4	1.4	1.5	(6)	Natural gas production in bcm [1]	5.8	6.0	(3)
72.22	85.90	56.48	52	Average Urals price in USD/bbl	69.38	61.35	13
64.05	77.74	51.07	52	Average realized crude price in USD/bbl	62.43	55.51	12
199.78	197.42	140.85	40	Regulated domestic gas price for producer in USD/1,000 cbm	183.98	122.02	51
17.57	18.39	14.23	29	OPEX in USD/boe	17.03	13.87	23

[1] Reported in bcm, as gas prices in Romania are based on cbm

Fourth quarter 2007 (Q4/07)

- **Strong results due to favorable oil price environment and strong lifting activities**
- **Weaker USD impacted oil revenues and industry-wide cost inflation led to a further increase in OPEX in USD/boe terms**
- **Intensified exploration activities mainly driven by start-up in Norway**

Segment sales increased significantly due to higher lifting volumes and higher prices, despite weaker USD FX-rates. **Brent** was 48% above the level of Q4/06, and the Group's average **realized crude price** even increased by 51% to USD 81.90/bbl. The main reasons for higher realizations were the timing of liftings and an even stronger increase in the Urals crude price (52%), which is the reference oil price in Romania. The realized/Brent-price differential increased by 23% from USD 5.3/bbl in Q4/06 to USD 6.5/bbl. The Group's average **realized gas price** in EUR was up by 23%

compared to Q4/06, reflecting the gas price increase in Romania. **EBIT** increased by 32% compared to Q4/06. The increased production volumes in New Zealand, Yemen and Austria could not compensate for the decline in Romania and the UK. However, the positive effects of the favorable market environment (higher oil and gas prices) did offset the adverse FX developments as well as higher exploration costs. The weakening USD adversely affected oil revenues while the stronger RON (compared to Q4/06) inflated RON-denominated costs in both USD and EUR terms. Special items included charges related with personnel restructuring in Austria and Romania, around EUR 36 mn for litigation provisions regarding bonus payments in Romania and EUR 22 mn for the write-off of license areas in Russia. Excluding special items, **clean EBIT** was 34% above last year's.

Production costs excluding royalties in USD/boe (OPEX) increased by 26% compared to Q4/06. In Petrom, OPEX/boe were up 29% mainly due to FX-effects (the RON strengthened by 12% against the USD), lower production volumes as well as higher maintenance costs due to the cold winter and higher consulting costs. **Exploration expenditure** increased significantly by 102% to EUR 157 mn compared to Q4/06, mainly due to the above-mentioned write-offs in Russia, the increased exploration activities in New Zealand, Yemen, UK, Romania and the start-up in Norway. **Total production** of oil, NGL and gas decreased compared to Q4/06, mainly due to lower volumes in Romania and the UK. **Oil and NGL production** was at a similar level to Q4/06. In Romania, progress was made in arresting the decline in oil production. Oil volumes remained at similar levels to Q3/07 as a result of production improvement programs. As part of the well re-completion program aimed at reducing maintenance shutdowns, 898 wells were modernized in Q4/07; the number of re-completed wells at the end of December was therefore 2,112 exceeding our year-end target by around 100 wells. The number of crews working on this program was slightly increased towards the end of Q4/07. The Habban oil field in Yemen is undergoing its first phase of development and is gradually increasing production. **Gas production** decreased by 3% compared to Q4/06, mainly due to lower gas volumes in Romania.

Compared to Q3/07, clean EBIT increased by 32%. Significantly higher oil prices and increased gas sales volumes in Austria were partly offset by higher exploration expenses, negative FX effects and higher OPEX. At Petrom, the positive FX effect of the weakening RON could not compensate for increased overall cost levels. While the Brent price increased by USD 13.7/bbl, the Group's realized crude price was up by USD 13.9/bbl. The Group's total production was 2% up compared to Q3/07, mainly due to the normalized UK production after the repair of the CATS pipeline and increased gas volumes in Pakistan and Austria. In Romania, oil as well as gas production was maintained at a similar level compared to Q3/07, while New Zealand reported lower production volumes due to the seasonally lower market demand.

January – December 2007

Segment sales increased mainly due to higher realizations. Brent increased by 11% compared to 2006. In EUR terms, this represented an increase of just 2%. The Group's average **realized crude price** was USD 66.27/bbl, an increase of 14%. The Group's average **realized gas price** in EUR was up 15%, mainly reflecting the increased gas price in Romania. **EBIT** remained at a similar level compared to 2006. The lower contribution from Petrom, as a result of lower volumes and a negative FX impact, was compensated by generally higher price levels and higher production volumes mainly in New Zealand and Libya. EBIT included special income of EUR 45 mn mainly relating to the sale of the Tunisian oil field Chergui, the reversal of an impairment made in 2006 for the Sinelnikov field in Kazakhstan, special charges of EUR 21 mn for the write-off of the Suilven field in the UK and special income of some EUR 36 mn from the release of provisions for Petrom's fertilizer plant, Doljchim, as well as the special items mentioned above. **Clean EBIT** was at last year's level. **OPEX** in USD/boe increased by 18% compared to 2006. At Petrom, OPEX were up by 23%, mainly due to FX effects and the negative impact of lower production volumes on unit costs. **Exploration expenditure** was up 65% on 2006 mainly driven by increased activities in Petrom (Romania and Russia), Norway, UK, Australia and New Zealand. **Total production** of oil, NGL and gas fell by 1% mainly due to lower production at Petrom as well as asset sales. **Oil and NGL production** was 3% below 2006 due to the disposal of assets in Ecuador in Q4/06, the change of contract in Venezuela in Q2/06, and lower volumes in Romania. **Gas production** increased by 1%. At Petrom, gas production was negatively impacted by reduced demand due to the mild winter in Q1/07 as well as technical difficulties and seasonally lower gas volumes due to high pipeline pressure in the summer months.

As of December 31, 2007, the **proved oil and gas reserves** were 1,216 mn boe (of which 894 mn boe related to Petrom). The **proved and probable oil and gas reserves** amounted to 2,036 mn boe (Petrom: 1,435 mn boe). With 2007 Petrom reserves are now included in the Group´s reserves for three full years. This has lead to a significant reduction of the reserves replacement rate, which is calculated as a three-year average, to 46% in 2007 (2006: 406%).

Refining and Marketing (R&M)

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
4,413	4,548	4,248	7	Segment sales	16,312	17,253	(5)
81	(119)	(44)	170	EBIT	84	121	(30)
16	(17)	63	n.m.	thereof petrochemicals west	63	128	(51)
(18)	(110)	(84)	31	Special items	(140)	(98)	43
98	(9)	40	n.m.	Clean EBIT	224	219	3

Q3/07	Q4/07	Q4/06	Δ%	Key performance indicators	2007	2006	Δ%
3.91	4.34	3.76	15	OMV indicator refining margin in USD/bbl	5.15	4.47	15
6.20	5.55	6.69	(17)	Refining input in mn t	23.22	25.12	(8)
90	80	97	(17)	Utilization rate refineries in %	85	92	(8)
5.58	5.39	5.90	(9)	Refining sales volumes in mn t	21.42	22.97	(7)
0.54	0.37	0.56	(34)	thereof petrochemicals in mn t	1.97	2.17	(9)
4.80	4.31	4.77	(10)	Marketing sales volumes in mn t	17.09	18.53	(8)
2,518	2,538	2,540	0	Marketing retail stations	2,538	2,540	0

Thereof Petrom Group (included above)

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
(36)	(125)	(155)	(19)	EBIT	(274)	(338)	(19)
(14)	(85)	(76)	12	Special items	(101)	(84)	21
(22)	(40)	(79)	(49)	Clean EBIT	(173)	(254)	(32)

Q3/07	Q4/07	Q4/06	Δ%	Key performance indicators	2007	2006	Δ%
2.00	1.61	2.40	(33)	OMV indicator refining margin east in USD/bbl	3.56	4.01	(11)
1.62	1.42	1.69	(16)	Refining input in mn t	5.92	6.86	(14)
80	71	84	(16)	Utilization rate refineries in %	74	86	(14)
1.53	1.41	1.57	(10)	Refining sales volumes in mn t	5.33	6.17	(14)
0.09	0.09	0.09	5	thereof petrochemicals in mn t	0.36	0.39	(9)
1.25	1.27	1.52	(17)	Marketing sales volumes in mn t	4.65	5.75	(19)
780	807	804	0	Marketing retail stations	807	804	0

Fourth quarter 2007 (Q4/07)

- **High crude prices and refinery shutdowns in Burghausen and Petrobrazi strongly burdened Refining result**
- **Overall refining margins developed positively, however margins at Petrom reduced due to high costs for energy consumption and a narrower Brent-Urals differential**
- **Weak petrochemicals margins due to high naphtha prices and lower volumes due to Burghausen shutdown**
- **Marketing result suffered from low retail and commercial margins as a consequence of the high crude price**

The impact of higher price levels led to 7% higher **R&M segment sales** compared to Q4/06. However, **clean EBIT** came in substantially below Q4/06 reflecting the significant impact of two major refinery shutdowns and weaker petrochemical and Marketing margins. In Q4/07, net special charges mainly for personnel restructuring, provisions for litigations at Petrom and for retail network optimization amounted to EUR 110 mn, resulting in a reported **EBIT** of EUR (119) mn, notably weaker than in Q4/06.

The clean EBIT in **Refining** declined significantly compared to Q4/06 mainly due to a weak petrochemical result west, which more than offset the effect of overall better refining margins. Lower market price levels compared to Rotterdam for products such as heating oil, especially in Germany but also in Austria, were another burden. The OMV indicator refining margin west of USD 5.34/bbl was above the level of Q4/06. However, Refining west could not benefit in the full extent from the margin increase, as the effect in EUR was much weaker. The OMV indicator refining margin east dropped to USD 1.61/bbl, over 30% below the level of

Q4/06. The reason for the lower margins against the market trend is that the OMV indicator refining margins include the cost of own energy consumption, which is not included in the Reuters refining margins. Consequently, the strong oil price development resulted in a weaker development of the OMV indicator refining margins compared to the Reuters margins. The Petrom refining margin was negatively affected by high crude prices and a decline in the Brent-Urals spread, which could not be compensated by slight improvements in the rate of own energy consumption. However, clean EBIT improved due to substantial positive inventory effects, which were also recorded in Refining west (vs. a negative effect in Q4/06).

Overall **capacity utilization** stood at 80%, significantly below Q4/06. At Burghausen, a 6 weeks' maintenance shutdown of the full site, during which the petrochemical capacities were increased, was performed. The shutdown was followed by a ramp up period of 3 weeks also affecting Refining sales. Total **Refining sales** were 9% below Q4/06. Refining sales at Petrom were 10% lower, mainly due to the planned reduction in export volumes.

The **petrochemicals result west** (excluding Petrom) came in significantly below the level of Q4/06, mainly reflecting lower margins and the negative effects of the maintenance shutdown in Burghausen. The lower petrochemical margins were a consequence of the higher crude price, leading to an increase in the naphtha price, which could not be fully covered by the propylene and ethylene prices in Q4/07. In addition, higher naphtha prices increased the costs of energy consumption. **Petrochemicals sales volumes west** (excluding Petrom) declined by 41% compared to Q4/06, mainly a consequence of the shutdown at Burghausen.

The **Marketing** result came in well below the level of Q4/06, mainly due to lower margins and higher costs. Petrom achieved a significant reduction in export sales (which tend to have very low margins) thanks to increased domestic sales and product optimizations in the refineries. While the non-oil business was again strong, margins came under pressure as a consequence of the increase of the crude price. **Marketing volumes** declined compared to Q4/06 due to lower commercial sales. Retail volumes, on the other hand, increased by 9%. Improved retail station management as well as higher demand led to significantly higher retail sales volumes at Petrom sites. However, despite the successful restructuring process and growing retail volumes, the Marketing EBIT at Petrom was again negative, reflecting the extremely weak margin environment. The number of premium stations stood at 100 at the end of Q4/07. All stations in Romania are now operated under a dealer system. As of December 31, 2007, the total number of **retail stations** in the Group was at a similar level to the end of Q4/06.

Compared to Q3/07, clean EBIT in Refining dropped significantly. This was mainly due to Refining west, which suffered from the Burghausen shutdown and a weak petrochemical environment. The Refining business recorded higher positive inventory effects. Due to lower petrochemicals margins and lower sales volumes because of the Burghausen shutdown, the petrochemicals result west was clearly below the level of Q3/07. The Marketing business was much weaker than in the strong Q3/07, due to the usual seasonal effects (summer driving season in Q3) impacting volumes and lower margins in Q4/07.

January – December 2007

R&M **segment sales** declined by 5% mainly due to the refinery shutdowns (in Q2/07: repair of the crude unit at Schwechat, 22 days; a compressor on the stream cracker in Burghausen was out of operation for 11 days; and Arpechim had a scheduled 6 week shutdown; in Q4/07 shutdowns at Burghausen and Petrobrazi as mentioned above) and weaker demand for heating oil.

Due to the above-mentioned refinery shutdowns, the weaker petrochemical result and a higher burden by net special charges, **EBIT** was 30% below last year's level. However, **clean EBIT** came in slightly above 2006, excluding special charges for personnel restructuring costs in Austria and at Petrom, provisions in connection with the retail station network optimization and for litigations.

Despite overall higher Refining margins, the **Refining result** declined, mainly due to the negative effect of the shutdowns, which resulted in lower volumes. Lower market price levels compared to Rotterdam for products such as heating oil, especially in Germany but also in Austria, were another burden. Although the Refining EBIT of Petrom in particular was negative, it improved due to progress in improving own-energy consumption, a better product yield (with a higher proportion of diesel) and positive inventory effects. Due to the shutdowns in Q2/07 and in Q4/07 and intentionally lower exports (with low margins) at Petrom, overall **capacity utilization** declined to 85%. Total **Refining sales volumes** were 7% down.

The **petrochemicals result west** (excluding Petrom) was significantly weaker, mainly reflecting lower **petrochemical sales volumes** and lower margins.

The clean **Marketing** EBIT improved considerably compared with the modest result of 2006. Restructuring benefits at Petrom are now visible and the throughput per station increased to 3.2 mn liters, which is even higher than our target for 2010 of 3 mn liters. While the retail margins were at a slightly higher level than in 2006, this was not the case for commercial margins. The non-oil business delivered a significant contribution, supported by the roll-out of the new VIVA shop concept. Lower volumes in the commercial business more than offset higher retail volumes, resulting in an 8% decline in Marketing volumes.

Gas

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
589	1,045	1,069	(2)	Segment sales	3,096	2,071	50
45	77	49	57	EBIT	244	135	81
(5)	(2)	(0)	n.m.	Special items	(7)	(1)	n.m.
50	79	49	61	Clean EBIT	250	135	85

Q3/07	Q4/07	Q4/06	Δ%	Key performance indicators	2007	2006	Δ%
2.24	4.27	4.07	5	Combined gas sales volumes in bcm	13.07	14.11	(7)
709,191	829,339	811,180	2	Average storage capacities sold in cbm/h	771,286	672,400	15
13.19	13.54	11.91	14	Total gas transportation capacity sold in bcm	52.00	46.90	11

Thereof Petrom Group (included above)

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
4	14	9	53	EBIT	49	44	12
(5)	(1)	(0)	n.m.	Special items	(6)	(0)	n.m.
8	16	9	69	Clean EBIT	55	44	26

Q3/07	Q4/07	Q4/06	Δ%	Key performance indicators	2007	2006	Δ%
280	315	315	0	Import price in USD/1,000 cbm	293	297	(1)
200	197	141	40	Regulated gas price for producers in USD/1,000 cbm	184	122	51
1.08	1.42	1.56	(9)	Gas sales volumes in bcm	5.26	4.97	6

Fourth quarter 2007 (Q4/07)

- **Seasonally higher sales volumes boosted the results in the marketing and trading business compared to Q3/07**
- **Very strong contribution from the transportation and storage businesses**
- **Full consolidation of Baumgarten-Oberkappel GasleitungsGmbH as of Q4/07**

EBIT was up 57% compared to Q4/06 due to increased results of EconGas and a very strong contribution from the logistics business (transportation and storage).

EBIT in the **marketing and trading** business profited from a strong contribution of EconGas of around EUR 31 mn and increased results in Petrom compared to Q4/06. The total sales volumes of marketing and trading rose compared to Q4/06 despite the rearrangement of the Russian import contracts in November 2006 where parts of the volumes were transferred to GWH and Centrex. This negative impact was fully compensated by the positive development of EconGas, which also compensated the slight decrease of Petrom's sales volumes, due to lower overall market demand. Compared to Q4/06 EconGas' sales volumes showed an increase, based on the continuing additional business activities, its short- and mid-term wholesale and trading activities as well as its proceeding international business.

In Romania, import obligations (the requirement to sell a certain percentage of import gas to eligible customers since Q3/06) in general burdened the result of Petrom's gas business. Compared to Q4/06 this was more than compensated by the USD/RON FX effect and the positive price development: The import price in USD was stable at USD 315/1,000 cbm in Q4/07 and Q4/06 while the import price in RON declined from RON 850/1,000 cbm in Q4/06 to RON 750/1,000 cbm in Q4/07. The regulated gas price for industrial customers in Romania rose by 17% to USD 368/1,000 cbm. The regulated domestic gas price for producers (relevant for Petrom) increased by 40% to USD 197 /1,000 cbm (RON 470 i.e. 24%) compared to Q4/06. Furthermore, the lower import quota supported the result.

The **transportation business** benefited from higher marketed transportation volumes. Total gas transportation capacity sold increased by 14% relative to Q4/06, due to the increased capacity of the TAG Loop II, which came into operation at the end of 2006, an extension of the WAG pipeline coming on stream in Q4/07 and optimized

marketing of the transport capacity of other pipelines. The positive development of the **storage business** since the beginning of the year continued in Q4/07, with withdrawal rates and volumes booked at high levels, whereas the sold injection rate showed the expected seasonal decline during the winter months. Moreover, the average storage volume sold was above last year's level.

Due to contractual changes the pipeline company Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., which was an equity consolidated company, has been fully consolidated starting from Q4/07.

Compared to Q3/07, EBIT increased by 71%. The impact of seasonality and therefore increased sales volumes of the marketing and trading business substantially supported the result. Despite tight competition EconGas' sales volumes showed the expected seasonal increase, also documented in an increase of heating degree days. The positive development of temperature sensitive customer segments was accompanied by the successful international business activities in direct sales and in wholesale and trading as well as higher electricity prices. In Romania sales volumes increased compared to Q3/07, but were adversely impacted by slightly higher overall import volumes.

The **logistics business** benefited from an increase in marketed transportation capacity, where an extension of the WAG pipeline system came into operation and the consolidation of Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H. (the operating company of the WAG pipeline). Furthermore the good storage utilization during the year and very good demand led to sales reaching the technical capacity limit in Q4/07.

January – December 2007

The **EBIT** of the Gas segment increased by 81%, mainly due to the full consolidation of EconGas, the outstanding performance of the logistics business but also due to better results at Petrom.

The EBIT of the **marketing and trading business** increased by 106% due to the consolidation of EconGas and improved results in Petrom. Against the market trend in Romania, Petrom's sales volumes increased compared to 2006 due to the flexibility to supply short-term demand of power plants. Total marketing and trading volumes were negatively influenced by the restructuring of the Russian supply contracts, as well as the overall weaker gas environment in Austria. The relatively warm winter period of Q1/07 was partly offset by EconGas by increased business activities on the international natural gas market leading to a strengthening of marketing and trading's position as well as constituting the basis for the following year.

The **logistics business** benefited from higher volumes in transportation and storage. Total gas transportation capacity sold increased due to expanded capacity at the TAG Loop II, which came into operation at the end of 2006, an extension of the WAG pipeline system as of Q4/07 and optimized marketing of the transport capacity of other pipelines. Short-term contracts starting in Q3/07 further increased the result. The result of the storage business improved significantly as high capacities were booked for 2007 following the cold winter of 2005/06. Thus the average storage volume and capacity sold were significantly above last year's level.

Legal principles and general accounting policies

The consolidated financial statements for 2007 have been prepared in compliance with all IFRSs, the application of which was mandatory in the EU at the time of the preparation.

Changes in the consolidated Group

Compared with the consolidated financial statements as of December 31, 2006, the consolidated Group changed as follows:

In Exploration and Production (E&P), the oil company "RENATA" LLC, Usinsk, a further subsidiary of Ring Oil Holding & Trading Ltd., was fully consolidated in Q1/07. The fully consolidated subsidiaries Oztyurk Munai, Aktobe, and Ecologicheskaya Technika LLC, Ukhta, were disposed of in April 2007.

In Refining and Marketing (R&M), the remaining 50% interest in Colpack Austria Brennstoffhandel GmbH, Vienna, was acquired as of January 1, 2007; the company then was merged into OMV Wärme VertriebsgmbH as of January 1, 2007. The acquisition of another 5.58% interest in Petrol Ofisi A.S., which is consolidated at-equity, increased the Group's holding to 39.58% at the end of December 2007. Starting with Q2/07, the 50% interest in Heating Innovations Austria GmbH, Vienna, has been consolidated at-equity. Petrochemie Holding GmbH, which was fully consolidated, was merged into OMV Refining & Marketing GmbH as of July 28, 2007. The at-equity interest in AMI Agrolinz Melamine International GmbH was incorporated into Borealis AG as of July 8, 2007, which is consolidated at-equity as well and changed its legal form from a private limited company (GmbH) to a public limited company (AG). Another 6.5% interest in Adria-Wien-Pipeline GmbH was acquired. Petrom Distributie Gaze SRL and S.C. Shell Gas Romania SRL, which until then has been consolidated at-equity, are fully consolidated as of Q4/07. Ethylen-Pipeline-Süd GmbH & Co KG is consolidated at-equity from Q4/07 on.

In the Gas segment, OMV Erdgas-Beteiligungsgesellschaft mbH, which was fully consolidated, was merged into OMV Gas GmbH in Q3/07. EconGas Hungaria k.f.t. is fully consolidated as of Q3/07. The at-equity consolidated S.C. Linde Gaz Brazi s.r.l. was disposed of in Q3/07. From Q4/07 Baumgarten-Oberkappel-Gasleitungsgesellschaft m.b.H.,which formerly has been consolidated at-equity, is fully consolidated, due to a change in control.

Income statement (unaudited)

Q3/07	Q4/07	Q4/06	Consolidated statement of income in EUR mn	2007	2006
5,138.61	5,727.89	5,156.24	Sales revenues	20,042.04	18,970.37
(59.92)	(52.72)	(66.24)	Direct selling expenses	(216.17)	(221.84)
(4,091.97)	(4,574.75)	(4,105.46)	Production costs of sales	(15,953.35)	(15,021.26)
986.72	**1,100.42**	**984.54**	**Gross profit**	**3,872.52**	**3,727.27**
55.88	55.54	63.86	Other operating income	211.93	265.87
(223.95)	(233.95)	(264.54)	Selling expenses	(900.20)	(913.86)
(75.18)	(91.48)	(76.02)	Administrative expenses	(323.79)	(297.09)
(50.99)	(113.03)	(85.43)	Exploration expenses	(221.20)	(170.91)
(0.89)	(11.50)	(8.06)	Research and development expenses	(15.46)	(13.24)
(72.86)	(214.28)	(219.90)	Other operating expenses	(439.32)	(537.02)
618.74	**491.71**	**394.45**	**Earnings before interest and taxes (EBIT)**	**2,184.49**	**2,061.02**
128.88	47.52	58.97	Income from associated companies	298.00	184.65
6.81	6.51	8.83	Dividend income	53.23	45.26
(57.80)	(43.55)	(0.81)	Net interest income	(127.43)	(61.42)
28.12	11.81	(17.63)	Other financial income and expenses	3.84	(73.28)
106.01	**22.28**	**49.35**	**Net financial result** [1]	**227.65**	**95.20**
724.75	**513.99**	**443.80**	**Profit from ordinary activities**	**2,412.14**	**2,156.23**
(117.11)	(160.40)	(108.77)	Taxes on income	(569.34)	(506.28)
607.64	**353.59**	**335.03**	**Profit from ordinary activities post taxes**	**1,842.80**	**1,649.94**
–	–	(13.56)	Results from discontinued operations net of taxes	–	8.30
607.64	**353.59**	**321.47**	**Net income for the period**	**1,842.80**	**1,658.24**
517.44	**318.22**	**294.74**	**thereof attributable to own shareholders**	**1,578.84**	**1,382.60**
90.20	35.38	26.73	thereof attributable to minority interests	263.96	275.64
1.73	**1.07**	**0.99**	**Basic earnings per share in EUR**	**5.29**	**4.64**
1.73	1.06	0.95	Diluted earnings per share in EUR	5.28	4.44
–	**–**	**–**	**Dividend per share in EUR**	**1.25** [2]	**1.05**

[1] Positions within the financial result has been reclassified according to IFRS 7 applied for the first time in Q4/07 – figures of previous periods have been adjusted accordingly
[2] Proposal to the 2008 AGM

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
128.88	**47.52**	**58.97**	**(19)**	**Income from associated companies**	**298.00**	**184.65**	**61**
80.64	17.92	36.50	(51)	thereof Borealis	186.06	114.45	63
46.57	23.95	25.48	(6)	thereof Petrol Ofisi	103.94	46.86	122
(6.79)	–	(5.88)	n.m.	thereof AMI	(14.08)	(16.17)	(13)
–	–	(1.00)	n.a.	thereof EconGas	–	25.26	n.a.
4.70	4.55	2.60	75	thereof Oberösterreichische Ferngas	12.55	8.82	42

Notes to the income statement

Fourth quarter 2007 (Q4/07)

The 11% increase in **consolidated sales** compared to Q4/06 was mainly driven by high crude and oil-product prices. R&M represented 79% of total consolidated sales. Gas accounted for 17% and E&P for approximately 4% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 492 mn, was 25% above the level of Q4/06, high oil prices more than offsetting the weaker USD and lower petrochemical margin effects. The EBIT contribution of **Petrom Group** was EUR 74 mn, 49% higher than in Q4/06. In Q4/07, **special charges** mainly related to personnel costs, impairments and provisions for litigations in Romania. Petrom is involved in litigation initiated by a number of former and current employees based on a different interpretation of some of the regulations of the Petrom Collective Bargaining Agreement for Easter and Christmas bonuses. After careful consideration Petrom has provided in its accounts an amount of EUR 62 mn to cover this potential risk. **Clean EBIT** increased by 23% to EUR 688 mn; the contribution of

Petrom to Group's clean EBIT was EUR 237 mn, 23% above last year's level.

The reduced **net financial result** compared to Q4/06 was mainly driven by higher net interest expenses as a result of an overall higher gearing level and a reduced at equity result from Borealis due to a weaker margin environment. Petrol Ofisi's income was helped by FX gains due to YTL appreciation versus the USD.

Current taxes on income of the Group were EUR 140 mn and expenses from **deferred taxes** of EUR 21 mn were recognized in Q4/07. The **effective corporate tax rate** was 31% (Q4/06: 25%). This significant increase was due to the phasing out of the geological quota (special fiscal allowance) in Romania for Petrom at the end of 2006. In addition strong profit contributions of higher-taxed E&P companies were mainly responsible for the increase in Q4/07.

Net income was 10% higher than in Q4/06 at EUR 354 mn. EUR 35 mn of this was attributable to minority interests, leading to **net income after minorities** (i.e. net income attributable to own shareholders) of EUR 318 mn, up 8% on Q4/06. **Clean net income after minorities** (excluding net income from discontinued operations) was EUR 408 mn (Q4/06 at EUR 411 mn). **EPS** for the quarter was EUR 1.07, while **clean EPS** was at EUR 1.37 (Q4/06: EUR 0.99 and EUR 1.38 respectively).

Compared to Q3/07, sales increased, mainly driven by seasonally high gas sales and higher crude and product prices. EBIT was down by 21%, reflecting substantial special charges; however, clean EBIT increased by 10% compared to Q3/07 driven by high oil prices and a seasonally strong Gas business. The net financial result was below Q3/07, mainly due to the exceptionally strong equity income of Borealis due to the sale of its Norway site in Q3/07. The corporate tax rate increased from the particularly low level in Q3/07 of 16%, which had been favoured by adjustments due to tax changes in Germany, to 31% in Q4/07, reflecting the decreasing contribution of the income from associated companies as well as the strong profit contribution of higher-taxed E&P companies. Net income after minorities was down 39% compared to Q3/07. Clean net income after minorities was down by 16%.

January – December 2007

Consolidated sales increased by 6% compared to 2006, mainly driven by full-year consolidation of EconGas. R&M represented 81% of total consolidated sales; Gas accounted for 14% and E&P for approximately 4% (sales at E&P being in large part intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 2,184 mn, was 6% above the level of 2006, positively influenced by the EconGas consolidation. **Petrom's EBIT** contribution was EUR 581 mn, 14% down on 2006 due to the USD depreciation and lower production volumes as a result of natural decline in Romania. **Net special charges** amounted to EUR 192 mn in 2007, mainly relating to personnel costs (EUR 79 mn), unscheduled depreciation and retail network optimisations (EUR 116 mn), litigation provisions (EUR 62 mn) and special income from asset disposals and provision releases (EUR 71 mn). **Clean EBIT** amounting to EUR 2,377 mn (including the contribution of **Petrom's** clean EBIT of EUR 708 mn) was 5% up compared to last year's level.

The strong **net financial result** compared to 2006 was mainly driven by increased income from associated companies: Borealis' income benefited from a strong operational performance in a high margin environment and gains relating to the sale of a site in Norway. Associated income included a full year of Petrol Ofisi results (versus 7.5 months in 2006). The strong contribution of these two associates more than compensated for EconGas now being included in EBIT following its full consolidation as of Q4/06.

Current taxes on income of the Group were EUR 556 mn (exceeding last year by EUR 66 mn) and expenses from **deferred taxes** of EUR 14 mn were recognized in 2007. The **effective corporate tax rate** was again 24% (2006: 24%). This is attributable to three main effects which compensated each other: Firstly a significant increase due to the phasing out of the geological quota (special fiscal allowance) in Romania for Petrom; secondly the strong contribution of profits from financial investments shown net of tax; and thirdly the one-off effect due to the change of the corporate tax rate in Germany which led to a decrease of deferred tax liabilities and hence a lower effective tax rate for the OMV Group.

Net income was EUR 1,843 mn well above 2006. EUR 264 mn of this was attributable to minority interests, leading to **net income after minorities** at EUR 1,579 mn, up by 14% on 2006. **Clean net income after minorities** was EUR 1,649 mn. EPS for 2007 was EUR 5.29, while clean EPS was up 8% at EUR 5.52 (2006: EUR 4.64 and EUR 5.10, respectively).

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	Dec. 31, 2007	Dec. 31, 2006
Assets		
Intangible assets	236.81	195.81
Property, plant and equipment	9,213.16	7,732.13
Investments in associated companies	2,125.63	1,786.14
Other financial assets	3,167.74	1,987.36
Other assets	16.50	18.75
Non-current assets	**14,759.85**	**11,720.19**
Deferred taxes	**55.53**	**60.42**
Inventories	2,444.17	2,028.58
Trade receivables	2,409.20	1,922.10
Other financial assets	594.04	379.89
Income tax receivables	61.83	46.10
Other assets	193.98	58.31
Cash in hand and at bank	699.56	1,564.26
Non current assets held for sale	31.34	24.18
Current assets	**6,434.13**	**6,023.41**
	21,249.51	**17,804.02**
Equity and liabilities		
Capital stock	300.00	300.00
Reserves	7,838.69	6,679.05
Stockholders' equity	**8,138.69**	**6,979.05**
Minority interests	2,200.83	2,197.21
Equity	**10,339.52**	**9,176.26**
Pensions and similar obligations	923.06	951.72
Bonds	466.99	491.44
Interest-bearing debts	448.81	489.96
Decommissioning and restoration obligations	1,555.95	1,489.24
Provisions	276.22	190.48
Other financial liabilities	93.06	60.86
Other liabilities	16.42	20.01
Non-current liabilities	**3,780.51**	**3,693.71**
Deferred taxes	**307.82**	**287.32**
Trade payables	2,195.62	1,601.78
Bonds	–	47.79
Interest-bearing debts	2,514.83	1,264.45
Provisions for income taxes	85.37	63.63
Other provisions	422.93	483.86
Other financial liabilities	694.99	439.15
Other liabilities	880.37	745.59
Liabilities associated with assets held for sale	27.56	0.48
Current liabilities	**6,821.67**	**4,646.73**
	21,249.51	**17,804.02**

Notes to the balance sheet as of December 31, 2007

Capital expenditure increased significantly to EUR 4,118 mn (2006: EUR 2,518 mn). **E&P** invested EUR 1,364 mn (2006: EUR 732 mn) mainly in developing fields in Romania, Austria, Kazakhstan, New Zealand and the UK. CAPEX in the **R&M** segment was EUR 1,284 mn (2006: EUR 1,648 mn), mainly for investments in petrochemical projects in Burghausen and Schwechat as well as quality enhancement projects. R&M investments also included the purchase of a further 5.58% of the shares of Petrol Ofisi, bringing OMV's stake in Petrol Ofisi to 39.58% at the end of December 2007. The main focus of the EUR 155 mn investment in the **Gas** segment (2006: EUR 36 mn) was the West-Austria gas pipeline (WAG) expansion project. The bulk of the EUR 1,316 mn invested by **Corporate and Other** (Co&O) was attributable to the increase of OMV's share in the Hungarian oil and gas company, MOL, from 10% to 20.2%. The stake in MOL is reported as "Other investment" within financial assets.

Compared to year-end 2006, **total assets** grew by EUR 3,445 mn or 19.4% to EUR 21,250 mn. This was mainly related to the purchase of the additional 10.2% stake in MOL as well as the increase in property, plant and equipment. Increased inventories and higher trade receivables led to a slight rise in **current assets** despite of a decline in cash.

Equity increased by approximately 13%. The Group's **equity ratio** of 49% decreased slightly compared with year-end 2006 (52%).

In Q1/07, OMV completed the **share buyback program**, which was approved and launched in 2006. 1,627,390 shares were bought back at a weighted average share price of EUR 39.86 of which 1,624,130 were used for completing the conversion of convertible bonds. No shares were bought back in Q2/07 to Q4/07. On May 14, 2007, the Company's authorized capital was reduced by 2,400 shares through the redemption of treasury shares. The total number of own shares held by the Company amounted to 1,269,066 as of December 31, 2007 (2006: 1,289,606).

In Q1/07, 2,720 **convertibles** were bought back at an average price of EUR 405.61. On February 21, 2007, OMV redeemed all remaining outstanding convertible bonds.

As of December 31, 2007, long- and short-term borrowings and bonds stood at EUR 3,431 mn (2006: EUR 2,294 mn) while cash and cash equivalents (including current securities and investments) decreased to EUR 978 mn (2006: EUR 1,664 mn). OMV increased its **net debt** position to EUR 2,453 mn (mainly caused by the acquisition of the further 10.2 % in MOL and an increase in investments in tangible assets) at the end of 2007, compared to EUR 630 mn at the end of 2006.

As of December 31, 2007, the **gearing ratio** was 23.7% (2006: 6.9%).

Cash flows (unaudited)

Q3/07	Q4/07	Q4/06	Summarized statement of cash flows in EUR mn	2007	2006
607.64	353.59	321.47	Net income for year	1,842.80	1,658.24
255.98	305.86	228.15	Depreciation and amortization	977.46	809.55
(3.73)	(0.45)	(0.83)	Write-ups of non-current assets	(5.69)	(5.63)
(33.87)	19.93	(19.03)	Deferred taxes	22.97	19.03
0.07	9.29	(10.74)	Losses/(gains) on the disposal of non-current assets	17.43	(68.87)
(31.26)	23.78	80.89	Net change in provisions for pensions and severance payments	(58.30)	3.74
52.28	23.39	(27.38)	Net change in other long-term provisions and abandonment payments	89.10	(40.53)
(145.86)	(18.88)	(97.33)	Other adjustments	(214.79)	(155.91)
701.26	**716.52**	**475.20**	**Sources of funds**	**2,670.98**	**2,219.62**
(83.29)	(156.13)	38.28	(Increase)/decrease in inventories	(500.17)	21.34
(326.05)	(339.19)	360.12	(Increase)/decrease in receivables	(755.67)	72.20
186.36	135.33	(581.88)	(Decrease)/increase in liabilities	553.01	(173.13)
(35.52)	141.02	3.55	(Decrease)/increase in short-term provisions	98.11	(112.82)
0.00	0.00	–	Other changes	0.00	–
442.76	**497.55**	**295.26**	**Net cash from operating activities**	**2,066.25**	**2,027.21**
			Investments		
(607.41)	(729.26)	(492.00)	Intangible assets and property, plant and equipment	(2,317.82)	(1,376.47)
(219.61)	(88.55)	(40.79)	Investments, loans and other financial assets	(1,419.34)	(961.30)
–	1.20	(41.49)	Acquisitions of subsidiaries net of cash acquired	(3.98)	(161.92)
(10.28)	(0.22)	(51.61)	(Increase)/decrease in short-term financial assets and assets held for sale	26.23	(48.82)
			Disposals		
24.91	32.91	183.55	Proceeds from sale of non-current assets	125.73	321.64
0.15	(0.16)	1.00	Proceeds from the sale of subsidiaries, net of cash disposed	15.76	1.00
(812.25)	**(784.09)**	**(441.33)**	**Net cash used in investing activities**	**(3,573.42)**	**(2,225.87)**
12.58	4.76	23.37	(Decrease)/increase in long-term borrowings	23.19	275.85
(6.50)	(10.99)	36.74	Repayments of long-term borrowings	(232.05)	(141.10)
–	–	(165.02)	Repurchase of convertible bonds	(1.12)	(525.11)
–	–	(153.83)	Repurchase of own shares	(64.86)	(201.79)
334.11	96.67	409.24	(Decrease)/increase in short-term borrowings	1,421.34	696.56
(17.60)	(1.38)	(0.69)	Dividends paid	(487.21)	(377.62)
0.96	–	0.44	Capital introduced	0.96	0.49
323.55	**89.07**	**150.25**	**Net cash from financing activities**	**660.25**	**(272.73)**
(38.22)	(28.34)	42.02	Effect of exchange rate changes on cash and cash equivalents	(17.78)	84.39
(84.16)	**(225.82)**	**46.20**	**Net (decrease)/increase in cash and cash equivalents**	**(864.70)**	**(387.00)**
1,009.54	925.38	1,518.06	Cash and cash equivalents at beginning of period	1,564.26	1,951.26
925.38	**699.56**	**1,564.26**	**Cash and cash equivalents at end of period**	**699.56**	**1,564.26**

Notes to the cash flows

In 2007, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an outflow of funds of EUR 1,507 mn (2006: outflow of EUR 199 mn). EUR 487 mn (2006: EUR 378 mn) was paid out as dividends to OMV shareholders and to minority shareholders of subsidiaries. **Free cash flow less dividend payments** therefore represented an outflow of funds of EUR 1,994 mn (2006: outflow of EUR 576 mn). The inflow of funds from net income, adjusted for non-cash items such as depreciation, net use of provisions, non-cash income from investments and other positions, was EUR 2,671 mn (2006: EUR 2,220 mn), while an additional EUR 605 mn was invested in **net working capital** (2006: EUR 192 mn). **Net cash used in investing activities** (outflow of EUR 3,573 mn, 2006: outflow of EUR 2,226 mn) included – apart from increased investments in tangible assets and property, plant and equipment – investments in financial assets, the acquisition of additional shares in MOL being the most significant. **Net cash from financing activities** reflected an inflow of funds amounting to EUR 660 mn (2006: outflow of EUR 273 mn), as the inflow from short-term borrowings exceeded the outflows for dividend payments, net repayments of long-term borrowings and the repurchase of own shares.

Changes in stockholders' equity (unaudited)

In EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2007	300,003	795,298	5,042,902	854,989	(14,141)	6,979,051	2,197,209	9,176,260
Unrealized gains/(losses)								
on revaluation of securities:								
Profit/(loss) for the year								
before taxes on income				(13,995)		(13,995)	(4,541)	(18,536)
Income taxes				2,577		2,577	727	3,304
Realized gains/(losses) recognized in								
income statement before taxes on income				1,587		1,587	1,680	3,267
Income taxes				(241)		(241)	(270)	(510)
on revaluation of hedges:								
Profit/(loss) for the year								
before taxes on income				17,927		17,927	18,322	36,249
Income taxes				(6,610)		(6,610)	(4,677)	(11,287)
Realized gains/(losses) recognized in								
income statement before taxes on income				2,670		2,670	8,351	11,021
Income taxes				491		491	(1,489)	(998)
Recycling to acquisition cost				(9,204)		(9,204)	6,131	(3,073)
Income taxes				4,901		4,901	(981)	3,920
Exchange differences from translation								
of foreign operations				(103,523)		(103,523)	(123,552)	(227,075)
Gains/(losses) recognized directly in equity,								
resulting from a company consolidated at equity				374		374		374
Gains/(losses) recognized directly in equity;								
net of taxes on income				(103,046)		(103,046)	(100,299)	(203,345)
Net income for year			1,578,836			1,578,836	263,959	1,842,796
Total gains/(losses) for the year			1,578,836	(103,046)		1,475,790	163,660	1,639,450
Dividend distribution			(311,940)			(311,940)	(175,265)	(487,205)
Repurchase of own shares					(64,861)	(64,861)		(64,861)
Repurchase of convertible bonds		(255)				(255)		(255)
Sale of own shares		711			247	958		958
Converting of convertible bonds		(13,366)			64,727	51,361		51,361
Redemption of convertible bonds		(6)				(6)		(6)
Capital decrease from convertible bonds	(3)	3	(99)		99	0		0
Effects from business combinations in stages			8,231			8,231	15,587	23,818
Increase/(decrease) in minority interests			358			358	(358)	0
December 31, 2007	300,000	782,385	6,318,288	751,943	(13,929)	8,138,687	2,200,833	10,339,520

In EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2006	300,001	993,299	3,941,566	671,196	(14,470)	5,891,592	1,801,928	7,693,520
Unrealized gains/(losses) on revaluation of securities:								
Profit/(loss) for the year before taxes on income				64,865		64,865	952	65,817
Income taxes				2,637		2,637	(151)	2,486
Realized gains/(losses) recognized in income statement before taxes on income				(403)		(403)	(302)	(705)
Income taxes				50		50	49	99
on revaluation of hedges:								
Profit/(loss) for the year before taxes on income				(15,098)		(15,098)	(11,403)	(26,501)
Income taxes				2,665		2,665	2,396	5,061
Realized gains/(losses) recognized in income statement before taxes on income				6,590		6,590	7,038	13,628
Income taxes				(884)		(884)	(1,126)	(2,010)
Recycling to acquisition cost				2,824		2,824	2,734	5,558
Income taxes				(369)		(369)	(354)	(723)
Exchange differences from translation of foreign operations				119,866		119,866	153,724	273,590
Gains/(losses) recognized directly in equity , resulting from a company consolidated at equity				1,050		1,050		1,050
Gains/(losses) recognized directly in equity, net of taxes on income				183,793		183,793	153,557	337,350
Net income for year			1,382,602			1,382,602	275,639	1,658,241
Total gains/(losses) for the year			1,382,602	183,793		1,566,395	429,196	1,995,591
Dividend distribution			(268,813)			(268,813)	(108,810)	(377,623)
Repurchase of own shares					(201,793)	(201,793)		(201,793)
Repurchase of convertible bonds		(149,333)				(149,333)		(149,333)
Sale of own shares		925			329	1,254		1,254
Capital increase from convertible bonds	2	(49,593)			201,793	152,202		152,202
Increase/(decrease) in minority interests			(12,453)			(12,453)	74,895	62,442
December 31, 2006	**300,003**	**795,298**	**5,042,902**	**854,989**	**(14,141)**	**6,979,051**	**2,197,209**	**9,176,260**

Dividends

On May 24, 2007, the Annual General Meeting approved the payment of a dividend of EUR 1.05 per share, 17% up on the previous year, resulting in a total dividend payment of EUR 312 mn to OMV shareholders. In 2007, dividend payments to minorities amounted to EUR 175 mn, of which EUR 149 mn related to minority shareholders of Petrom.

For the year 2007, a dividend payment of EUR 1.25 per share will be proposed to the OMV Annual General Meeting, which will be held on May 14, 2008, representing an increase of 19%.

Primary segment reporting

Sales [1]

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
1,076	1,292	983	31	Exploration and Production	4,247	3,968	7
4,413	4,548	4,248	7	Refining and Marketing	16,312	17,253	(5)
589	1,045	1,069	(2)	Gas	3,096	2,071	50
58	56	76	(26)	Corporate and Other	261	257	2
6,137	**6,941**	**6,376**	**9**	**Segment subtotal**	**23,916**	**23,549**	**2**
(998)	(1,213)	(1,220)	(1)	less: internal sales	(3,874)	(4,578)	(15)
5,139	**5,728**	**5,156**	**11**	**OMV Group**	**20,042**	**18,970**	**6**

[1] Consolidation book entries were allocated to the respective business segments.

EBIT [1]

Q3/07	Q4/07	Q4/06	Δ%	in EUR mn	2007	2006	Δ%
508	563	425	32	Exploration and Production	1,933	1,908	1
81	(119)	(44)	170	Refining and Marketing	84	121	(30)
45	77	49	57	Gas	244	135	81
(15)	(29)	(35)	(18)	Corporate and Other	(77)	(103)	(26)
619	**492**	**394**	**25**	**OMV Group EBIT**	**2,184**	**2,061**	**6**
(6)	**(196)**	**(167)**	**17**	**Special items**	**(192)**	**(196)**	**(2)**
(14)	(58)	(129)	(55)	thereof: Personnel and restructuring	(79)	(143)	(44)
(27)	(65)	(25)	159	Unscheduled depreciation	(86)	(82)	5
3	4	10	(61)	Asset disposal	26	70	(63)
31	(77)	(22)	249	Other	(52)	(40)	31
625	**688**	**561**	**23**	**OMV Group clean EBIT [2]**	**2,377**	**2,257**	**5**
492	648	484	34	thereof: E&P	1,978	1,974	0
98	(9)	40	n.m.	R&M	224	219	3
50	79	49	61	Gas	250	135	85
(15)	(30)	(12)	160	Corporate and Other	(76)	(71)	7

[1] Consolidation book entries were allocated to the respective business segments.
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Declaration of the management

The consolidated financial statements for 2007 are preliminary and unaudited and have been prepared in compliance with all IFRSs, the application of which was mandatory in the EU at the time of the preparation and present fairly, in all material respects, the financial position of the Group as of December 31, 2007, and of its financial performance and its cash flows for the period from January 1, 2007, to December 31, 2007. The Directors' report is consistent with the condensed consolidated financial statements for 2007.

Vienna, February 25, 2008

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Werner Auli

David Davies

Helmut Langanger

OMV to submit proposals for resolutions to MOL 2008 Annual General Meeting

OMV continues to be concerned by the actions taken by MOL's Board against the best interests of MOL's shareholders over the last eight months. The announcement on December 20, 2007 of the sale of a 7% stake in MOL to CEZ at an effective net price of HUF 18,540 [1] per share is only the latest of a series of actions which appear both value-destructive and against the basic principles of good corporate governance. Some of MOL's actions have sought to transfer control of the company into the hands of MOL's Board to the detriment of MOL's shareholders. The willingness of MOL's Board to take such actions testifies to the urgent need to ensure that MOL's Board observes the proper standards of good corporate governance.

As MOL's largest shareholder, OMV is keen to reinstate the ability of MOL's shareholders to decide the future of the company. OMV therefore intends to propose several resolutions at the Annual General Meeting of MOL scheduled for April 24, 2008. These resolutions, summarised below, are aimed at increasing the transparency of the transactions undertaken and agreements made by MOL's Board and ensuring that MOL complies with the best international corporate governance practice:

1. Expression of opinion by MOL's shareholders that MOL's Board should unwind MOL's 'quasi-treasury share' arrangements with BNP Paribas SA, OTP Bank Plc, MFB Invest Zrt., Magnolia Finance Ltd and CEZ MH BV within 6 months of the general meeting and that MOL's Board should ensure that such 'quasi-treasury shares' are treated in all respect as treasury shares for the purpose of Hungarian company law, particularly as regards the prohibition of exercise of voting rights and distribution of dividends

2. Appointment of an independent auditor to review the 'quasi-treasury share' arrangements entered into by MOL's Board

3. Timely publication of the detailed voting reports of the 2008 AGM

Full details of the proposed agenda items and resolutions can be found on www.omv.com.

By submitting these proposals OMV intends to forcefully indicate that it disapproves the current actions of MOL's Board, and OMV calls on MOL's Board to provide shareholders with the proposals in a fair and timely manner and to allow shareholders to decide.

[1] CEZ announced payment of ca. EUR 560 mn for 7.68 mn MOL shares implies ca. HUF 18,540 per share. (Source: CEZ press conference on December 20, 2007; share price based on HUF/EUR exchange rate of 254.3 on day of announcement)

Economic environment: Oil prices and exchange rates


170
160
150
140
130
120
110
100
90
80
Brent
EUR/USD
EUR/RON
Q1/07
Q2/07
Q3/07
Q4/07

World crude demand expanded by 1.2% to 85.8 mn bbl/d in 2007. The increase comprised a 0.1 mn bbl/d decrease in demand in the OECD area, more than compensated by a 1.1 mn bbl/d increase in non-OECD countries. Two thirds of the additional demand came from Asia.

In 2007, **world production** at 85.5 mn bbl/d was slightly above the previous year, thus resulting in a small inventory draw as demand exceeded the production volume. OPEC (including the new member countries Angola and Ecuador) oil production was at 30.6 mn bbl/d while NGL volumes were at 4.8 mn bbl/d, corresponding to a 41% market share. OPEC production shrunk by some 0.8 mn bbl/d in Saudi Arabia, Venezuela and Nigeria, while production rose in Iraq by 0.2 mn bbl/d. Oil production in the OECD reached 19.8 mn bbl/d, by 0.2 mn bbl/d below last year. Significantly higher production was recorded in Russia, the Caspian region and Canada.

During 2007, the Brent oil price rose continuously to USD 96.02/bbl at the end of the year, a 63% increase. The main reasons were persistent geopolitical uncertainties in some producing countries, demand dynamics, and delays in some important international upstream projects, which caused speculative trading and resulted in further price increases. The average price of Brent was USD 72.39/bbl in 2007, 11% higher than USD 65.14/bbl in 2006. Due to USD weakness, however, the average Rotterdam prices of key petroleum products were between 1% and 7% higher than in 2006 (EUR basis). The average **Urals** price was EUR 69.38/bbl, 13% above the 2006 level.

In 2007, the **USD** continuously weakened against the EUR, averaging 1.371, 9% lower than in 2006. Although the **Romanian Leu (RON)** weakened in Q4/07 against the EUR, the average rate in 2007 of RON 3.335 for EUR 1 was 5% stronger compared to 2006.

Q3/07	Q4/07	Q4/06	Δ%		2007	2006	Δ%
74.75	88.45	59.60	48	Average Brent price in USD/bbl	72.39	65.14	11
72.22	85.90	56.48	52	Average Urals price in USD/bbl	69.38	61.35	13
1.374	1.449	1.289	12	Average EUR/USD FX rate	1.371	1.256	9
3.236	3.454	3.479	(1)	Average EUR/RON FX rate	3.335	3.526	(5)
2.353	2.381	2.702	(12)	Average USD/RON FX rate	2.436	2.809	(13)
3.53	5.25	2.85	84	NWE refining margin in USD/bbl	4.88	4.85	1
3.75	4.60	4.02	14	Med Urals refining margin in USD/bbl	5.32	5.41	(2)

Source: Reuters

Stock watch


130
120
110
100
90
80
Q1/07
Q2/07
Q3/07
Q4/07
OMV
FTSE Global Energy
FTSE Eurotop 100
ATX prime

The **OMV share** price recorded a very strong performance in Q4/07. It hit a low in Q4/07 on November 27 of EUR 46.70 but closed at the year's high of EUR 55.42 at end of December. Overall, the price for OMV shares on the Vienna Stock Exchange rose by 18% in Q4/07. International financial markets showed a considerably weaker performance with the FTSE Eurotop 100 falling 3% and the Nikkei by 7%; and the Dow Jones by 5%. Austrian shares were comparably stagnant, with the ATX closing at a similar level as at the end of Q3/07. The FTSE Global Energy Index (composed of the 40 largest oil and gas companies worldwide) increased by 5%.

ISIN: AT0000743059	Market capitalization (December 28)	EUR 16,626 mn
Wiener Börse: OMV	Last (December 28)	EUR 55.42
Reuters: OMV.VI	Year's high (December 28)	EUR 55.42
Bloomberg: OMV AV	Year's low (January 10)	EUR 39.10
ADR Level I: OMVKY	Shares outstanding (December 28)	298,730,934
	Shares outstanding (weighted) in Q4/07	298,730,934
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	

Abbreviations

bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; E&P: Exploration and Production; EPS: earnings per share; EUR: Euro; LNG: liquefied natural gas; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NGL: natural gas liquids; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian Leu; t: tons; USD: US dollar

OMV contacts

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; E-Mail: investor.relations@omv.com
Thomas Huemer, Press Office — Tel. +43 (1) 40 440-21660; E-Mail: thomas.huemer@omv.com
Internet Homepage: www.omv.com

END